                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                               No.8 Li-Hsin Rd. 6,
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F    X                        Form 40-F        _______
               -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes  _______                          No      X
                                                -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: November 7, 2003           By /s/ Lora Ho
                                    -----------------------------------
                                    Lora Ho
                                    Vice President & Chief Financial Officer

               Taiwan Semiconductor Manufacturing Company Limited
                                November 07, 2003

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees and 4) financial derivative transactions for the period of October 2003.

1) Sales volume (NT$: Thousand)
--------------------------------------------------------------------------------
    Period        Items             2003          2002       Changes       (%)
--------------------------------------------------------------------------------
Oct           Invoice amount     19,961,292    15,780,048    4,181,244    26.50%
--------------------------------------------------------------------------------
Jan - Oct     Invoice amount    154,936,144   135,859,815   19,076,329    14.04%
--------------------------------------------------------------------------------
Oct           Net sales          20,303,764    15,230,876    5,072,888    33.31%
--------------------------------------------------------------------------------
Jan - Oct     Net sales         164,428,500   135,038,062   29,390,438    21.76%
--------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)
--------------------------------------------------------------------------------
                          Limit of lending         Oct     Bal. As of period end
--------------------------------------------------------------------------------
TSMC                             62,594,284             -                      -
--------------------------------------------------------------------------------
TSMC's subsidiaries              33,571,153         2,000                339,800
--------------------------------------------------------------------------------

3) Endorsements and guarantees (NT$ Thousand)
--------------------------------------------------------------------------------
                      Limit of endorsements        Oct     Bal. As of period end
--------------------------------------------------------------------------------
TSMC                             78,242,855       136,000             23,106,400
--------------------------------------------------------------------------------
TSMC's subsidiaries                     N/A             0                      0
--------------------------------------------------------------------------------
TSMC endorses for subsidiaries                    136,000             23,106,400
--------------------------------------------------------------------------------
TSMC's subsidiaries endorse for TSMC                    0                      0
--------------------------------------------------------------------------------
TSMC endorses for PRC companies                         0                      0
--------------------------------------------------------------------------------
TSMC's subsidiaries endorse for PRC companies           0                      0
--------------------------------------------------------------------------------

4) Financial derivative transactions

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)
--------------------------------------------------------------------------------
   Underlying assets / liabilities   Liabilities:     YEN:                     0
                                     -------------------------------------------
                                                      EUR:            20,000,000
                                     -------------------------------------------
                                          Assets:     US$:         1,695,000,000
--------------------------------------------------------------------------------
   Financial instruments                                    FX forward contracts
--------------------------------------------------------------------------------
   Recognized profit (loss)                                      (NT$90,253,292)
--------------------------------------------------------------------------------

a-2. Hedging purpose (for the position of fixed rate liabilities / floating rate assets)
--------------------------------------------------------------------------------
   Underlying assets / liabilities   Liabilities:     NT$:      NT$2,500,000,000
                                     -------------------------------------------
                                           Assets     US$:       US$5,714,285.71
--------------------------------------------------------------------------------
   Financial instruments                                      Interest rate swap
--------------------------------------------------------------------------------
   Recognized profit (loss)                                                    -
--------------------------------------------------------------------------------

     b. Trading purpose: None.

                  TSMC October 2003 Sales Exceeded NT$ 20 Billion
               Set a New Record High for a Third Consecutive Month

Hsinchu, Taiwan, November 7, 2003 - Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM) today announced that net sales for October 2003 totaled NT$20,304 million, a new record high for a third consecutive month. The October results also marked the first time that the Company's monthly sales exceeded NT$ 20 billion.

TSMC October 2003 net sales increased 7.4 percent from September 2003 sales on a month-over-month basis. Compared to the same period a year ago, October 2003 net sales increased 33.3 percent. Revenues for January through October 2003 totaled NT$164,429 million, an increase of 21.8 percent over the same period in 2002.

Ms. Lora Ho, TSMC spokesperson and vice president, noted that the Company's October 2003 wafer shipments grew over September 2003 due to increased customer demand in anticipation of the Christmas holiday season, especially for consumer and communication products. As a result, the Company's October 2003 sales increased sequentially.

                                      # # #

Sales Report: (Unit: NT$ million)
--------------------------------------------------------------------------
Net Sales                         2003/(1)/        2002            Growth
--------------------------------------------------------------------------
October                             20,304         15,231           33.3%
--------------------------------------------------------------------------
January through October            164,429        135,038           21.8%
--------------------------------------------------------------------------

(1): Year 2003 figures have not been audited.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

For further information, please contact:

Mr. J.H. Tzeng                 Mr. Jesse Chou               Ms. Shan-Shan Guo
PR Department Manager, TSMC    PR Manager, TSMC             PR Manager, TSMC
Tel: 886-3-666-5028 (O)        Tel: 886-3-666-5029 (O)      Tel: 886-3-666-5033(O)
     886-928-882-607(Mobile)        886-932-113-258(Mobile)      886-939-059-246 (Mobile)
Fax: 886-3-567-0121            Fax: 03-5670121              Fax: 03-5670121
E-mail: jhtzeng@tsmc.com       E-Mail: jhchoua@tsmc.com     Email: ssguo@tsmc.com